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                                                     [LORECOM TECHNOLOGIES LOGO]




                                August 17, 1999




Ms. Alison M. Toledo
Room 3110, Mail Stop 3-4
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


               Re:  Lorecom Technologies, Inc. Registration
                    Statement on Form SB-2, as amended (No. 333-76451)

Dear Ms. Toledo:

         On March 16, 1999 Lorecom Technologies, Inc. (f/k/a/ The Alliance Group, Inc.), an Oklahoma corporation (the "Company"), filed the above referenced Registration Statement with the Securities and Exchange Commission. Pursuant to Rule 477 of the Securities Act of 1933, this constitutes our application requesting the withdrawal of the Company's Registration Statement. We are requesting this withdrawal because the Registration Statement's present financial statements require updating pursuant to Rule 3-12 of Regulation S-X. In addition, the marketability of the securities to be registered under the Registration Statement is in question. No securities have been sold pursuant to, or independent from, the Registration Statement. As such, we request that you issue an order acknowledging your granting of the withdrawal.

                           Very truly yours,



                           /s/  JOSEPH O. EVANS
                           -------------------------------------
                           Joseph O. Evans
                           Chief Financial Officer